RELIABRAND INC.
720 Evans Court, Suite 103
Kelowna, BC Canada V1X 6G4

January 7, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.   20549

Attention: William H. Thompson, Accounting Branch Chief

Re:	Reliabrand Inc. Form 8-K Filed January 2, 2014 File No. 0-54300

Dear Mr. Thompson:

In response to your correspondence dated January 6, 2014 concerning the above-referenced filing, the comment letter from the Commission and the response thereto filed on behalf of the above-referenced issuer, Reliabrand Inc. (the "Company"), please be advised, on behalf of the Company, that we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, RELIABRAND INC. /s/ Antal Markus Antal Markus, President